Key Considerations & FAQs
Transition of Guggenheim ETFs to S&P Dow Jones Indices

Exchange Traded Funds

On January 27, 2016, Guggenheim is changing the underlying index of three ETFs from Russell indices to S&P Dow Jones Indices. The change will affect all the names and some symbols of the three ETFs listed below:

1.	Guggenheim Russell 2000® Equal Weight ETF (EWRS)

2.	Guggenheim Russell MidCap® Equal Weight ETF (EWRM)

3.	Guggenheim Russell MegaCap Top 50® ETF (XLG)
In addition, Guggenheim Russell 1000® Equal Weight ETF (EWRI) will merge into Guggenheim’s flagship ETF-Guggenheim S&P 500® Equal Weight ETF (RSP).

Action	Old Symbol	ETF Name Change	New Symbol	Date of Change
Fund Merger
From: Guggenheim Russell 1000 Equal Weight ETF	EWRI	To: Guggenheim S&P 500® Equal Weight ETF	RSP	1.27.2016
Index Change
Guggenheim Russell 2000 Equal Weight ETF
From: Russell 2000 Equal Weight Index To: S&P Small Cap 600® Equal Weight Index	EWRS	Guggenheim S&P SmallCap 600® Equal Weight ETF	EWSC	1.27.2016
Guggenheim Russell MidCap Equal Weight ETF
From: Russell MidCap Equal Weight Index To: S&P MidCap 400® Equal Weight Index	EWRM	Guggenheim S&P MidCap 400® Equal Weight ETF	EWMC	1.27.2016
Guggenheim Russell Top 50 Mega Cap ETF
From: Russell Top 50® Mega Cap Index To: S&P 500 Top 50 Index	XLG[1]	Guggenheim S&P 500® Top 50 ETF	XLG[1]	1.27.2016
1 No change to this symbol.

Q. Why is Guggenheim transitioning to the S&P Dow Jones Indices?

1.
Guggenheim pioneered strategic beta and is a leader in the category beginning with our suite of equal weight ETFs. We believe the transition to S&P Dow Jones Indices from Russell indices is in the best interest of ETF shareholders.

Guggenheim was the first firm to offer strategic beta ETFs with the launch of Guggenheim S&P 500® Equal Weight ETF (RSP) in 2003. Today, Guggenheim offers 15 equal weight ETFs and has $11.6B in assets under management in our equal weight line-up as of 9.30.2015. These products remain a strong core of our ETF product line.

2.	Methodology consistency and elimination of capitalization overlap.
Moving to the S&P Dow Jones domestic indices for our equal weight ETFs aligns the funds’ objectives with the broader Guggenheim Equal Weight suite-enabling Guggenheim to offer a comprehensive suite of domestic-based ETFs across both capitalization range and sector choices. It also ensures that all Guggenheim equal weight ETFs employ the same methodology of equal weighting at the constituent level. Finally, while the Russell indices have overlap between their capitalization indices, the S&P 500, 400, and 600 do not-providing the ability for investors to get precise capitalization exposure.

3.	Partnership with a leading and well-recognized domestic index partner.
S&P Dow Jones Indices is the recognized leader in domestic benchmarks and has been a strong partner with Guggenheim since our innovative introduction of equal weight ETFs in 2003. We’re pleased to build upon that partnership and our equal weight franchise.

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Q. Why is Guggenheim Russell 1000® Equal Weight ETF (EWRI) merging into Guggenheim S&P 500® Equal Weight ETF (RSP)?
We believe RSP provides a superior large-cap choice for our shareholders, as evidenced by both its outperformance and asset attraction. Both Guggenheim Russell 1000® Equal Weight and Guggenheim S&P 500® Equal Weight ETFs provide exposure to large-cap blend stocks. However, RSP provides purer representation to the large-cap domestic equity market as compared to EWRI, which is categorized as mid-cap blend by Morning- star. In addition, because RSP has 500 holdings (vs. 1000 for EWRI), RSP can put new assets / investments to work more quickly and efficiently. Finally, RSP enjoys favorable performance over time vs. EWRI, as shown in the table below.

		YTD	1-Year	3-Year	5-Year	10-Year	SI 12.3.2010	Expense Ratio	Assets as of 9.30.2015
EWRI	NAV	-7.53%	-4.29%	12.37%	—	—	10.92%	0.40%	$71 mil.
	Market Value	-8.45%	-5.02%	12.13%	—	—	10.79%

		YTD	1-Year	3-Year	5-Year	10-Year	SI 4.24.2003	Expense Ratio	Assets as of 9.30.2015
RSP	NAV	-7.13%	-1.55%	13.89%	13.38%	7.70%	10.50%	0.40%	$9.023 bil.
	Market Value	-6.96%	-1.32%	13.89%	13.38%	7.70%	10.52%

Q. How does EWRI differ from RSP- the ETF it is merging into-on January 27, 2016?

EWRI merging into RSP
Name	Guggenheim Russell 1000 Equal Weight ETF (EWRI)	Guggenheim S&P 500® Equal Weight ETF (RSP)
Index	Russell 1000® Equal Weight Index	S&P 500® Equal Weight Index
Ticker	EWRI	RSP
Investment Objective	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the Russell 1000 Equal Weight Index.	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the S&P 500 Equal Weight Index.
Holdings	1930	500
Rebalance Frequency	Quarterly	Quarterly
Category	US MidCap	US Large Cap
Expense Ratio	0.41%	0.40%
Weighting Strategy	Equal Weight by Sector, then by Constituents	Equal Weight by Constituent
Q. EWRS and EWRM are changing their tickers. What does that mean to shareholders?
Shareholders will need to use the new tickers to look up or trade their ETFs as of January 27, 2016. Any statements or confirmations that shareholders receive after the ticker/name change becomes effective will reflect the new names and tickers. If investors use the old tickers after January 27, 2016 to research, or refer to the ETFs, they will likely see descriptive data, but no pricing data. After January 27, 2016, the new tickers will need to be utilized.

Q. Will shareholders be required to fill out any paperwork regarding the merge of EWRI into RSP?
Shareholders will not be required to fill out paperwork in connection with the merger or any of the other ETF changes discussed in this document.

Q. Will EWRI’s merge into RSP be a taxable event?
The merger / reorganization is expected to be a tax-free transaction.

Q. How is Guggenheim Investments communicating these changes to clients and shareholders?
In addition to filing a prospectus supplement for the affected ETFs, Guggenheim Investments is leveraging its various websites to communicate with clients and shareholders. Additional communication via telephone calls and emails is scheduled to take place on an as-needed basis.

Q. Why is Guggenheim changing indices for these three ETFs?
For EWRI, EWRS, and EWRM, the transition offers Guggenheim shareholders consistent methodology and elimination of capitalization overlap. Moving to the S&P Dow Jones domestic indices for our equal weight ETFs aligns the funds’ objectives with the broader Guggenheim Equal Weight suite-enabling Guggenheim to offer a comprehensive suite of domestic-based ETFs across both capitalization range and sector choices. It also ensures that all the domestic Guggenheim Equal Weight ETFs employ the same

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equal weight methodology of equal weighting at the constituent level. Finally, while the Russell indices have overlap between their capitalization indices, the S&P 500, 400, and 600 do not-providing the ability for investors to get precise capitalization exposure.

In addition, S&P Dow Jones Indices is the recognized leader in domestic indices and has been a strong partner with Guggenheim since our innovative introduction of equal weight ETFs in 2003. We’re pleased to strengthen that partnership and our equal weight franchise with additional S&P Dow Jones-based equal weight ETFs.

Q. Why is XLG changing its underlying index to S&P Top 50 Index and how will it affect the ETF?
S&P Dow Jones is the recognized leader in domestic indices and has been a strong partner with Guggenheim since our joint innovative introduction of equal weight ETFs in 2003. We’re pleased to strengthen that partnership with the transition of XLG to a S&P Dow Jones-based Index. XLG’s name will change, but its ticker will not. Also, there will be a change to XLG’s investment objective, and a change in its holdings. The changes are outlined below.

	Old	New
Name	Guggenheim Russell Top 50® MegaCap ETF	Guggenheim S&P 500® Top 50 ETF
Index	Russell Top 50® MegaCap Index	S&P 500® Top 50 Index
Ticker	XLG	XLG
Investment Objective	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the Russell Top 50® MegaCap Index.	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the S&P 500® Top 50® Index.
Holdings	50	50
Rebalance Frequency	Annual	Annual
Category	US MegaCap	US MegaCap
Expense Ratio	0.20%	0.20%
Weighting Strategy	Capitalization Weight	Capitalization Weight

Q. How will the change of EWRS’s and EWRM’s underlying index affect each ETF?
EWRS and EWRM will receive new names and tickers. Also, there will be a change in each ETF’s investment objective, stating that the ETF will seek to correspond to the new index, and a change in their holdings. The changes are outlined below.

	Guggenheim Equal Weight Russell 2000 ETF Changes		Guggenheim Equal Weight Russell MidCap ETF Changes
	Old— EWRS	New— EWSC	Old— EWRM	New— EWMC
Name	Guggenheim Equal Weight Russell 2000	Guggenheim S&P SmallCap 600® Equal Weight ETF	Guggenheim Equal Weight Russell MidCap ETF	Guggenheim S&P MidCap 400® Equal Weight ETF
Index	Equal Weight Russell 2000 Index	S&P SmallCap 600 Equal Weight Index	Equal Weight Russell MidCap Index	S&P MidCap 400® Equal Weight Index
Ticker	EWRS	EWSC	EWRM	EWMC
Investment Objective	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the Russell 2000 Equal Weight Index.	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the S&P SmallCap 600® Equal Weight Index.	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the Russell MidCap Equal Weight Index.	Seeks to correspond as closely as possible, before fees and expenses, to the price and yield performance of the S&P MidCap 400 Equal Weight Index.
Holdings	1930	600	823	400
Rebalance Frequency	Quarterly	Quarterly	Quarterly	Quarterly
Category	US Small Cap	US Small Cap	US Mid Cap	US Mid Cap
Expense Ratio	0.46%	0.46%	0.42%	0.42%
Weighting Strategy	Equal Weight Sectors, then Constituents	Equal Weight all the Constituents	Equal Weight Sectors, then Constituents	Equal Weight all the Constituents

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Q. Does Guggenheim Investments plan to close or make changes to any other ETFs?
At this time, we do not anticipate changes to other exchange traded products. We are committed to the U.S. ETF business and to offering investors a broad range of ETFs-domestic and international equity, fixed-income, and currency. We offer an ETF Knowledge Center-with a dedicated ETF specialist team to serve the unique needs of financial professionals who utilize ETFs. The ETF Knowledge Center has a line-up of educational pieces-including white papers and thought pieces-designed to enhance the understanding and effective usage of our ETFs.

Q. Who should investors contact if they have additional questions about Guggenheim Investments ETFs?
For additional information about Guggenheim ETFs, investors can call 888.WHY.ETFs or visit guggenheiminvestments.com.

For additional information about the affected Guggenheim ETFs, visit guggenheiminvestments.com.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund discussed herein, nor is it a solicitation of any proxy. The Guggenheim Russell 1000® Equal Weight ETF and the Guggenheim S&P 500® Equal Weight ETF have filed a Prospectus Supplement and an Information Statement/Prospectus with the Securities and Exchange Commission (SEC) that contain important information about the merger of the Funds, their investment objectives, strategies, fees and expenses, and risk considerations, and therefore you are advised to read those materials. To receive a free copy of the Prospectus Supplement and/or the Information Statement/Prospectus relating to the proposed merger of the Guggenheim Russell 1000® Equal Weight ETF with and into the Guggenheim S&P 500® Equal Weight ETF, please call Guggenheim Investments toll free at 888. WHY.ETFS. These Key Considerations and FAQs are qualified in their entirety by reference to the Prospectus Supplement and the Information Statement/Prospectus. The Prospectus Supplement, the Information Statement/Prospectus, and shareholder reports and other information are available for free on the SEC’s website (www.sec.gov). Please read the Information Statement/Prospectus and any Prospectus Supplement carefully before making any decision to invest in the Guggenheim Russell 1000® Equal Weight ETF or the Guggenheim S&P 500® Equal Weight ETF.

This information is not intended to be and should not be construed as tax or legal advice. Always consult an attorney or tax professional regarding your specific legal or tax situation. Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC (“GP”), which includes Security Investors, LLC (“SI”) and Guggenheim Funds Investment Advisors, LLC (“GFIA”), the investment advisors to the Guggenheim ETFs, respectively.
Read an ETF’s prospectus and summary prospectus (if available) carefully before investing. It contains the ETF’s investment objectives, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a prospectus and summary prospectus (if available) for ETFs and other funds distributed by Guggenheim Distributors, LLC and Guggenheim Funds Distributors, LLC at guggenheiminvestments.com or call 888.WHY.ETFs.

FAQ-RUSS-1115 x0216 #20018

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